FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORISED COMPANY

CNPJ/MF nº 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT FROM THE MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON MARCH 20th, 2015

1.            DATE, TIME AND PLACE: On March 20th, 2015, at 14:00 p.m., at the offices of Companhia Brasileira de Distribuição (the “Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, city and state of São Paulo.

2.            CONDUCTION OF THE MEETING: Chairman: Jean-Charles Naouri; Secretary:  Ana Paula Tarossi

3.            CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to article 15 of the Company’s Charter and articles 8 and 9 of the Internal Regulation of the Company’s Board of Directors. All the members of the Board of Directors attended the meeting, namely, Mr. Jean-Charles Naouri, Mr. Arnaud Strasser, Mr. Eleazar de Carvalho Filho, Mr. Luiz Augusto de Castro Neves, Mr. Roberto Oliveira de Lima, Mr. Yves Desjacques, Mr. Luiz Aranha Corrêa do Lago, Mr. Antoine Marie Lazare Giscard d’Estaing and Mrs. Maria Helena dos Santos Fernandes Santana.

4.            AGENDA: (i) Analysis and deliberation on the proposal of (a) destination of the results of the fiscal year ended in December 31st, 2014, (b) investment plan and (c) capital budget, both related to 2015, as well as its forwarding to General Shareholders’ Meeting to deliberate; (ii) Analysis and deliberation on the management proposal regarding the annual global compensation to be paid to the Board of Executive Officers and Board of Directors of the Company in 2015, as well as its forwarding to Shareholders’ Meeting to deliberate; (iii) Analysis and deliberation on the proposal to modify the (a) Stock Option Plan for Shares of Stock issued by the Company and (b) Compensation Plan based on Stock Option for Shares of Stock issued by the Company, to include as additional competence of the Human Resources and Compensation Committee the establishment of special  conditions to the event of termination different from those provided in item 9 of the plans; (iv) Analysis and deliberation on the issuance of shares related to the stock option plan of the Company and the related increase of share capital; (v) Analysis and deliberation on the management proposal to subsidy the deliberation of the shareholders at the Annual and Extraordinary Shareholders Meeting to be held on the 24th of April, 2015; and (vi) Analysis and deliberation on the notice for the Annual and Extraordinary Shareholders’ Meeting to be held on the April 24th, 2015.

5.            RESOLUTIONS: As the meeting was commenced, the Board members examined the items comprised in the agenda and the Directors have decided the following:

5.1.        The members of the Board of Directors, unanimously and without any reservations, decided to approve the management proposal to be submitted to the General Shareholders’ Meeting of the Company: (a) to allocate the Company’s net profit of the fiscal year ended on December 31st, 2014, the value of one billion, two hundred sixty-nine million, three hundred eighty-four thousand, forty-seven Reais and sixty-five cents (R$ 1,269,384,047,65)  to be submitted to the General Shareholders’ Meeting of the Company ,as follows: (a.1) sixty-three  million, four hundred sixty-nine thousand, two hundred and two Reais and thirty-eight cents (R$ 63,469,202,38) to the legal reserve, which correspond to five percent (5%) of the net income; (a.2) one hundred ninety-four million, thirty-five thousand, six hundred and thirty-five Reais and forty-nine cents (R$ 194,035,635,49)  to be allocated to the distribution of dividends, of which R$ 0,6890179536 per common share and R$ 0,7579197490 per preferred share.  The total amount of dividends related to the fiscal year ended on December 31st, 2014 to be distributed by the Company, including the amount of  one hundred and seven million, four hundred forty-three thousand, seventy-five Reais and eighty three cents (R$ 107,443,075,83) of dividends in advance already distributed, is three hundred and hum million, four hundred seventy-eight thousand, seven hundred and eleven Reais and thirty-two cents (R$ 301,478,711,32) corresponding to (i) R$ 1,070546883 per common share; and (ii) R$ 1,177601571 per preferred share, and (a.3) eight hundred and thirteen million, nine hundred ninety-two thousand, five hundred and twenty Reais and fifty-five cents (R$ 813,992,520,55) to designated for the Expansion Reserve; (b) investment plan related to the fiscal year of 2015 in the value of one billion, three hundred and fifty million Reais (R$ 1,350,000,000,000), which will be destined exclusively to the Company and Barcelona Comércio Varejista e Atacadista S.A. and (c) establishment of ninety million, four hundred forty-three thousand, six hundred and thirteen Reais and forty cents (R$ 90,443,613,40) to capital budget related the fiscal year 2015.

5.2              The members of the Board of Directors, unanimously and without any reservations, under the terms of the Human Resources and Compensation Committee, decided to approve the management proposal to be submitted to the General Shareholders’ Meeting of the Company to establish the annual global compensation to be paid to the Company’s Executive Board of Officers, Board of Directors and Fiscal Council, in case of its installation, for the fiscal year of 2015.

5.3.        The members of the Board of Directors, unanimously and without any reservations, decided to approve the proposal to modify the (a) Stock Option Plan for Shares of Stock issued by the Company and (b) Compensation Plan based on Stock Option for Shares of Stock issued by the Company, to include as additional competence of the Human Resources and Compensation Committee the establishment of special conditions to the event of termination different from those provided in item 9 of the plans.

5.4.        The members of the Board of Directors discussed the Stock Option Plan of the Company, approved at the General Meeting held on December 20th, 2006 and May 09th, 2014 (together “Plans”), and decided unanimously and without any reservations the following:

5.4.1      In view of the exercise of A6 Silver and Gold, A7 Silver and Gold, B1 and C1 Series of the Plans, approve, according to the Financial Committee recommendations and observing the limit of the authorized capital of the Company, as set forth in Article 6 of the Bylaws, the capital increase of the Company in the amount of R$ 399,872,29 (three hundred ninety-nine thousand, eight hundred and seventy-two Reais and twenty-nine cents), upon the issuance of 9.917 preferred shares, being:

(i) 2.235 preferred shares, at the issuance price of sixty four Reais e thirteen cents (R$64,13) per share, determined in accordance with the Plans, in the total amount of one hundred forty-three thousand, three hundred and thirty Reais and fifty-five cents (R$ 143.330,55), in connection with the exercise of A6 Silver Series;

(ii) 2.234 preferred shares, at the issuance price of one cent (R$ 0,01) per share, determined in accordance with the Plans, in the total amount of twenty-two Reais and thirty-four cents R$ 22,34, in connection with the exercise of A6 Gold Series;

(iii) 2.335 preferred shares, at the issuance price of eighty Reais R$ 80,00 per share, determined in accordance with the Plan, in the total amount of one hundred eighty-six thousand eight hundred Reais (R$ 186.800,00), in connection with the exercise of A7 Silver Series;

 (iv) 2.333  preferred shares, at the issuance price of one cent R$0.01 per share, determined in accordance with the Plans, in the total amount of twenty-three Reais and thirty-three cents (R$ 23,33) in connection with the exercise of A7 Gold Series;

(v) 241 preferred shares, at the issuance price of ninety-seven Reais (R$97,00) per share, determined in accordance with the Plans, in the total amount of twenty-three thousand, three hundred seventy seven Reais (R$ 23.377,00), in connection with the exercise of B1 Series;

(vi) 207 preferred shares, at the issuance price of ninety Reais and twenty nine cents (R$90,29 ) per share, determined in accordance with the Plans, in the total amount of eighteen thousand, six hundred and ninety Reais and three cents (R$18.690,03), in connection with the exercise of B1 Series; and

(vii) 332 preferred shares, at the issuance price of eighty-three Reais and twenty two cents (R$ 83,22) per share, determined in accordance with the Plans, in the total amount of twenty-seven thousand, six hundred and twenty-nine Reais and four cents (R$ 27.629,04) , in connection with the exercise of C1 Series.

In accordance with the Company’s Charter, the preferred shares issued as a consequence of the capital increase shall have the same characteristics and conditions and shall be entitled to the same rights and benefits as the existing preferred shares, including the right to full dividends related to the fiscal year ended in 2014.

5.4.2.           Consequently, the Company’s share capital shall pass from six billion, seven hundred ninety-two million, nine hundred and seventeen thousand, eight hundred and one Reais and eighty three cents (R$ 6.792.917.801,83) to six billion, seven hundred ninety-three million, three hundred and seventeen thousand, six hundred seventy-four Reais and twelve cents (R$ 6.793.317.674,12) fully subscribed and paid, divided into 265.315.100 shares with no par value, considering 99.679.851 of which are common shares and 165.635.249  of which are preferred shares.

5.5.        The members of the Board of Directors, with the abstention of Mrs. Maria Helena dos Santos Fernandes Santana regarding item 13 if the CVM Instruction 480 December, 2009, decided to approve the management proposal to subsidy the deliberation of the shareholders at the Annual and Extraordinary Shareholders Meeting to be held on the 24th of April, 2015.

5.6.        The members of the Board of Directors, unanimously and without any reservations, decided to approve on the notice for the Annual and Extraordinary Shareholders’ Meeting to be held on the 24th of April, 2015.

6.            ATTACHED DOCUMENTS: All documents supporting the meeting were attached to the minutes.

7.            APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, March, 20th, 2015. Signatures: Chairman: Arnaud Strasser; Secretary: Ana Paula Tarossi. Members: Mr. Jean-Charles Naouri, Mr. Arnaud Strasser, Mr. Roberto Oliveira de Lima, Mr. Eleazar de Carvalho Filho, Mr. Luiz Augusto de Castro Neves, Mr. Yves Desjacques, Mr. Luiz Aranha Corrêa do Lago, Mr. Antoine Marie Lazare Giscard d’Estaing and Mrs. Maria Helena dos Santos Fernandes Santana. I certify, for due purposes, that this is an extract from the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

Ana Paula Tarossi

Secretary

BELONGS TO THE EXTRACT FROM THE MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON MARCH 20th, 2015

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 23, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.